June 2, 2017

VIA EDGAR

Ada D. Sarmento

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	VBI Vaccines Inc.
Registration Statement on Form S-3
Filed May 15, 2017
File No. 333-217995

Dear Ms. Sarmento:

VBI Vaccines Inc., a British Columbia corporation (the “Company”), submits the following response to the comment letter, dated May 26, 2017 (the “Comment Letter”), concerning the above referenced filing (the “Registration Statement”).

Set forth below is the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the Comment Letter. Based on the response contained herein and conversations with the Staff, the Company does not believe an amendment to the Registration Statement is appropriate.

In the responses below, references to “we”, “our” and “us” refer to the Company. Capitalized terms used but not defined in this response letter have the meanings ascribed to them in the Registration Statement. We have reproduced the text of the Staff’s comment in bold-face followed by the Company’s response.

Form S-3 filed May 15, 2017

Plan of Distribution, page S-14

1.	Your disclosure on the cover page and of the plan of distribution covered by the prospectus supplement included in the registration statement states that sales of your common shares may be made to or through a market maker. It further states that Canaccord may also sell your common shares by any other method permitted by law, including in privately negotiated transactions. Please tell us whether sales made to or through a market maker or sales made in privately negotiated transactions satisfy the “at the market offering” definition under Rule 415. If any sales method does not constitute a sales method that is deemed to be an “at the market offering” as defined in Rule 415 or if any material information with respect to a particular offering has been omitted, please confirm that you will file an additional prospectus supplement at the time of such sales or tell us why such additional filing would not be necessary.

RESPONSE: The Company acknowledges the Staff’s comment and confirms that sales made to or through a market maker or sales made in privately-negotiated transactions do not satisfy the “at the market offering” definition under Rule 415. The Company further confirms that, if any sale method employed by the Company does not constitute a sales method that is deemed to be an “at the market offering” as defined in Rule 415, or if any material information with respect to a particular offering has been omitted from the prospectus supplement included in the Registration Statement, the Company will file an additional prospectus supplement at the time of such sale.

If you or any other member of the Staff should have any further comments or questions regarding this response, please contact the Company’s securities counsel, Kevin Friedmann, Esq. of Mitchell Silberberg & Knupp LLP at (310) 312-3106 or kxf@msk.com.

Sincerely,

VBI VACCINES INC.

By:	/s/ Egidio Nascimento
Egidio Nascimento, Chief Financial Officer